UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Amendment to Convertible Promissory Note

On October 24, 2022, Blue Hat Interactive Entertainment Technology (the “Company”) entered into an Amendment to Convertible Promissory Note (the “Amendment”) with Streeterville Capital, LLC, a Utah limited liability company, to fix the floor price of the conversion price of the Convertible Promissory Note dated October 14, 2022 (the “Note”) to $0.70 per share. In the event the conversion price of the Note is lower than the Floor Price, the Company shall pay the conversion amount in cash.

The Note, and a security purchase agreement dated October 14, 2022, pursuant to which the Note was issued were filed as exhibits to the report of foreign private issuer on Form 6-K on October 14, 2022.

The foregoing description of the Amendment is a summary of the material terms of such document, do not purport to be complete and are qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 99.1.

This report of foreign private issuer on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-249056).

Financial Statements and Exhibits

Exhibits.

Number
99.1	Amendment to Convertible Promissory Note dated October 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer